June 15, 2010
VIA EDGAR
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Campbell Strategic Allocation Fund, L.P. Registration Statement on Form S-1 Filed on April 27, 2010 File No. 333-166320
Campbell Global Trend Fund, L.P. Registration Statement on Form S-1 Filed April 27, 2010 File No. 333-166321
Dear Mr. Kluck:
     The Registration Statements referenced for each Fund, together with the exhibits thereto, have been filed via EDGAR with the Staff. Marked and unmarked copies are enclosed for your convenience.
     The following is an item-by-item response to the comments made by the Commission in your letter dated May 14, 2010:
General
     1.   We note your response to comment 2 in our letter dated March 15, 2010. We continue to believe that the information set forth in the prospectus could be presented in a clearer fashion. For example, please revise the cover page and the summary section of your prospectus to clearly present the separate offering of Campbell Strategic Allocation Fund and Campbell Global Trend Fund. Refer to Rule 421 of Regulation C for guidance.
Response:
We have further revised the document to more clearly present the separate offerings. For example, please see the cover page and the summary section of the prospectus.

Mr. Tom Kluck
Securities and Exchange Commission

The Risks You Face, Page 14
“The Funds’ Investments Could Be Illiquid,” Page 14
     2.   We note your disclosure that “it appears at this time that the 2007-2009 liquidity crisis has eased.” This is mitigating language. Generally, you should limit your Risk factors section to an identification and brief description of each material risk. Please revise.
Response:
The disclosure in the risk entitled “The Funds’ Investments Could Be Illiquid” has been revised. See page 18.
     3.   We also note your disclosure that you were not forced to liquidate positions during the 1994, 1998, or 2007-2009 liquidity crisis. Please include disclosure that while you were not forced to liquidate in 2007, Campbell Strategic Allocation Fund’s market exposure was temporarily cut by 50%. It appears from your MD&A on page 38 that management believes that this cut to the fund’s market exposure was an effect of the liquidity crisis that began in 2007. Please revise or advise.
Response:
The disclosure in the risk entitled “The Funds’ Investments Could Be Illiquid” has been revised. See page 18.
Financial Statements, Page 88
Campbell Global Trend Fund, L.P.
Note 1. Organization and Summary of Significant Accounting Policies
F. Organization and Initial Offering Costs, Page 92
     4.   Please tell us your basis for charging organization costs as directly to partners’ capital rather than expense. Refer to ASC 946.
Response:
This comment was addressed in our separate letter dated June 7, 2010.
Campbell Strategic Allocation Fund, L.P.
Note 1. Organization and Summary of Significant Accounting Policies
F. Offering Costs, Page 109

Mr. Tom Kluck
Securities and Exchange Commission

     5.   We note you charge your offering costs directly to partners’ capital. Given your continuous offerings of limited partnership units, please tell us how you considered ASC 946 in determining how to account for your offering costs.
Response:
This comment was addressed in our separate letter dated June 7, 2010.
Part II – Information Not Required In Prospectus, Page II-1
Item 16. Exhibits and Financial Statement Schedules, Page II-2
Exhibit Index, Page II-2
     6.   We refer you to the material contracts filed as exhibits 10.8 and 10.9 to Campbell Global Trend Fund’s registration statement and the material contract filed as 10.7 to Campbell Strategic Allocation Fund’ registration statement. We note that the contracts, as filed, omit exhibits to the contracts. Item 601(b)(10) of Regulation S-K required you to file all material contracts in their entirety. Please revise or advise.
Response:
All exhibits have been filed in their entirety. For example, Exhibit A – List of Property of exhibits 10.8 and 10.9 to Campbell Global Trend Fund’s registration statement and exhibit 10.7 to Campbell Strategic Allocation Fund’s registration statement is intentionally blank as there is no property to list.
Tax Opinions
     7.   Please advise counsel that the tax opinions should opine on each registrant’s status as a partnership for federal tax purposes along with each series and also opine on each registrant’s status as a publicly traded partnership. Please revise the tax opinions or the federal tax consequences section of the prospectus accordingly. If the registrants choose to include the opinions in the prospectus, please revise the prospectus to state specifically that the discussion in the tax consequences section is counsel’s opinion and revise Exhibits 8.1 to also state that the tax consequences section of the prospectus is counsel’s opinion.

Mr. Tom Kluck
Securities and Exchange Commission

Response:
The first paragraph under “Federal Income Tax Aspects” and “Federal Income Tax Aspects – The Funds’ Partnership Tax Status” on page 72, and the opinions issued in Exhibits 8.1 have been revised accordingly.
Signatures, Page II-6
     8.   We note your response to comment 21 in our letter dated March 15, 2010 and we reissue in its entirety. Please include the signature of your principal accounting officer or controller. Refer to Instruction 1to Signatures on Form S-1 for guidance.
Response:
The Signatures Page has been revised accordingly. See Page II-6.
SALES LITERATURE SUBMITTED FEBRUARY 25, 2010
General
     9.   Please update the information presented in all your sales literature to December 31, 2009 or March 31, 2010 as applicable.
Response:
The performance in all of the sales literature has been updated through April 30, 2010 to match the information presented in the prospectus. See, for example, the supplemental performance information in “Part Two – Statement of Additional Information” starting on page 180 of the prospectus.
     10.   Please include summary risk factors throughout your sales literature. For example, please see the following pieces of sales literature: Campbell & Company’s “Innovation and Investments Working as One”; “Financial Adviser Term Sheet”; “Campbell Strategic Allocation Fund, Campbell Global Trend Fund (USD) and Campbell Global Trend Fund (GLD) – Global Diversification Within a Single Investment”.
Response:
With regard to the Financial Adviser Term Sheet, a second page has been added to include the summary risk factors. With regard to the Campbell Strategic Allocation Fund, Campbell Global Trend Fund (USD) and Campbell Global Trend Fund (GLD) – Global Diversification Within a Single Investment, the summary risk factors have also been added. Copies of each have been resubmitted for review.

Mr. Tom Kluck
Securities and Exchange Commission

With regard to the Campbell & Company “Innovation and Investments Working as One” brochure, we respectfully disagree with your comment that it should include the specific summary risk factors for each fund. This is a general corporate brochure that describes Campbell & Company. There is no specific mention of any fund in the brochure. There is no performance information included. No specific fund benefits are included. The brochure was designed purposely to be a very generic description of the company, so that it may be used to accompany any of the fund-specific materials for any of the funds sponsored by Campbell & Company. This is a very typical corporate brochure in the industry. It does have the following risk language: “Alternative investments are speculative, involve a high degree of risk, have substantial charges and are only suitable for the risk capital portion of an investor’s portfolio. The information contained herein is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to invest and may not be reproduced or distributed without the prior written consent of Campbell & Company.” This language covers the basic risks of investing in alternative investments.
In order for the investor or financial advisor to receive any information about either of the funds, they will need to receive the fund-specific materials, which each contain the summary risk factors for the respective fund. And, while we understand that the opinion of FINRA’s Advertising Department is not binding on the Commission, please know that FINRA’s Advertising Department has approved the brochure as is.
Accordingly, we believe that the risk language on the brochure is sufficient.
     11.   In some of your sales literature, we note the comparison of Campbell Strategic Allocation Fund’s performance against a variety of indices and your disclosure as to what the indices collectively measure. Please revise to clarify what is represented by each specific index if there are significant differences. Please see the following pieces of sales literature: Campbell Strategic Allocation Fund’s “Performance Update”, “Periodic Table of Index Returns” and “Performance History”.
Response:
A more detailed explanation of the indices has been added to the pieces indicated in your comment 11. Those pieces have been resubmitted for review.

Mr. Tom Kluck
Securities and Exchange Commission

Campbell Strategic Allocation Fund – The Value of Diversification
     12.   We refer you to the third bullet point under the section “Diversification Through Non-Correlation”, specifically, the statement that the “Profit and loss futures trading is not dependent upon economic prosperity or stability”. This statement is not consistent with information contained in your prospectus. For example, you note in your prospectus that the liquidity crisis of 2007-2009 caused you to cut your market exposure by 50%. Furthermore, you have numerous risk factors in your prospectus that discuss the potential effect of financial reform on your business. In light of this, please remove this statement or revise for consistency to create more balanced disclosure.
Response:
We respectfully disagree with your comment that the third bullet point is not consistent with information contained in the prospectus. This piece discusses the value of diversification. The focus on the piece is to show that the Fund’s returns are not correlated with stocks. The piece compares the directional performance of the Fund with that of the S&P 500 Index. The original piece showed that both performed positively in 37% of the months during the period in question; they performed oppositely in 45% of the months; and they both performed negatively in 18% of the months.
The bullet point that you referenced gives an explanation of why Campbell & Company believes that the Fund has exhibited a substantial degree of non-correlation (not, however, necessarily negative correlation) with the performance of a traditional equity portfolio. This is because of the ease of selling futures short. This feature of futures – being able to be long or short a futures contract with similar ease, means that the Fund may make (or lose) money in either rising or falling markets. As such, profit and loss from futures trading is, in fact, not dependent on economic or geopolitical prosperity. Indeed, periods of economic or geopolitical difficulties sometimes present excellent opportunities for futures traders.
The Staff cites the fact that the Fund reduced its market exposure by 50% during the liquidity crisis of 2007–2009. This is not inconsistent with the statement that profit and loss from futures trading is not dependent on economic or geopolitical prosperity. A cut of market exposure is simply an effort to reduce the risk level and therefore the amount of profit or loss given a particular market condition. It has nothing to do with whether or not there will be a profit or loss. The Fund still has the opportunity to profit (or lose). Similarly, the fact that financial reforms including the potential imposition or tightening of position limits on futures contracts, will have nothing to do with whether or not the Fund may still make (or lose) money in rising or falling markets and periods of economic or geopolitical instability. Restrictions such as position limits again may limit the size of positions taken and, accordingly the amount of risk that can be taken, but will not limit the Fund’s ability to make (or lose) money in up or down markets.

Mr. Tom Kluck
Securities and Exchange Commission

Moreover, the fourth bullet point contains the following disclaimer that balances the third bullet point:
Although adding managed futures to a portfolio may provide diversification, managed futures are not a hedging mechanism; there is no guarantee that managed futures will appreciate during periods of inflation or stock market declines; and there is no guarantee that the Strategic Allocation Fund will outperform other sectors of an investor’s portfolio (or not produce losses).
In addition, we have added edited the fourth bullet point to further balance the presentation (new language in italics):
Although adding managed futures to a portfolio may provide diversification, managed futures are not a hedging mechanism; there is no guarantee that managed futures will appreciate during periods of inflation or stock market declines; and there is no guarantee that the Strategic Allocation Fund will outperform other sectors of an investor’s portfolio (or not produce losses). In addition, in periods of extreme economic or geopolitical instability, market and/or regulatory forces may cause the Fund to have difficulty entering or exiting positions, which may cause the Fund to modify its trading decisions.
This piece has been resubmitted for review.
Campbell Strategic Allocation Fund & Campbell Global Trend Fund Summary
     13.   Please include summary risk factors that apply specifically to Campbell Global Trend Fund. For example, please include the risk factors regarding Campbell Global Trend Fund that appear on the cover page of its prospectus.
Response:
This piece contains information relating to the Campbell Strategic Allocation Fund and the Global Trend Series (USD) of the Global Trend Fund. This piece is designed for selling agents that may enter into agreements to sell those units, but not units of the Global Trend Series (GLD). The risk factors your comment references listed on the cover of the prospectus for the Global Trend Fund include risk factors applicable not only to the Global Trend Series (USD) units, but also to the Global Trend Series (GLD) units. Some of the risk factors on the cover of the prospectus of the Global Trend Fund apply only to the Global Trend Series (GLD). Because the piece does not discuss the Global Trend Series (GLD), additional risks associated only with that series have not been included. All summary risk factors pertaining to the Global Trend Series (USD) units have been included in the piece.

Mr. Tom Kluck
Securities and Exchange Commission

Campbell Strategic Allocation Fund – Power Point Presentation
     14.   Please refer to the hypothetical portfolio presented on page 11. Please comply with Item 10(b) of Regulation S-K with respect to the basis for this hypothetical return or remove this disclosure from the presentation.
Response:
We undertand that the Commission interprets hypothetical information as “projections” Under Item 10(b) of Regulation S-K. As such, there must be a “reasonable basis” for making the presentation in the manner presented.
The hypothetical portfolio presented on page 11 is an example of what is commonly referred to as the “efficient frontier” presentation. It compares the effect of adding the Campbell Strategic Allocation Fund (“CSAF”) to a hypothetical portfolio consisting of stocks and bonds. It contains two data points – one representing the performance over the period of a hypothetical portfolio consisting of a 10% allocation to CSAF, a 35% allocation to bonds, and a 55% allocation to stocks and one representing a hypothetical portfolio consisting of 40% bonds and 60% stocks. Stocks are represented by the S&P 500 Index and bonds are represented by the Barclays Capital Long-Term Bond Index (the “Barclays Index”). Both of these are referenced on the slide.
This efficient frontier presentation has been well recognized in the market for years and is used in numerous commodity pool marketing materials approved by the Commission and FIRNA. It is based on work by Nobel prize-winning economist Professor Harry Markowitz. Markowitz developed modern portfolio theory, which stands for the proposition that more efficient portfolios can be created by diversifying among asset classes with low to negative correlations. This theory was applied to managed futures by the late Dr. John Lintner, who is one of the creators of the Capital Asset Pricing Model. Lintner also published a classic paper entitled “The Potential Role of Managed Commodity-Financial Futures Accounts (and/or Funds) in Portfolios of Stocks and Bonds.” There is extensive discussion of this work in the CME pieces submitted with the CSAF marketing materials, specifically “Lintner Revisited” and “Managed Futures: Portfolio Diversification Opportunities.” Although the Fund will not be using these pieces for marketing, they are excellent educational pieces for the Staff to help understand the benefits of diversifying a portfolio by adding managed futures to a traditional portfolio. They more than create a reasonable basis for combining a portfolio consisting of managed futures, stocks and bonds.

Mr. Tom Kluck
Securities and Exchange Commission

The information on page 11 of the original piece is hypothetical only in that it is a combination of the actual performance of CSAF, the S&P 500, and the Barclays Index for the time period referenced. The two data points are plotted on a chart with Compounded Annual Returns (performance) on the Y axis and Annualized Standard Deviation of Monthly Returns (volatility) on the X axis. For a comparison, see the discussion and charts in the article reprint entitled “Managed Futures: Portfolio Diversification Opportunities” at page 3.
Accordingly, we submit there is a reasonable basis for the presentation of the hypothetical portfolio presented on page 11.
     15.   Please tell us whether you have received permission from CME Group to use their pieces of sales literature. Please note that you are responsible for the information contained in these pieces and the information cannot be inconsistent with the disclosure contained in your prospectus. Please revise your prospectus as appropriate to include this disclosure and provide support for any quantitative or qualitative business and industry data used. Please note that promotional materials must present business and industry data used. Please note that promotional materials must present a balance discussion of both risk and reward. Please add disclosure to discuss the risks associated with managed futures. Additionally, please add summary risk factors.
Response:
We have received the CME Group’s permission to use their pieces of sales literature. However, Campbell has decided that it will not be using these pieces in relation to the Campbell Strategic Allocation Fund or the Campbell Global Trend Fund.
Please telephone the undersigned at (410) 413-4552 as soon as your review of our response is completed. Thank you in advance for your prompt attention to this matter and for your continuing cooperation.

Sincerely,
/s/ Thomas P. Lloyd

Thomas P. Lloyd General Counsel